October 14, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Office of Computers and On Line Services

Division of Corporation Finance

Securities and Exchange Commission

100F Street N.E.

Washington, D.C. 20549

Re:	Mentor Graphics Corporation

Form 10-K for the Fiscal Year ended January 31, 2011

Filed March 17, 2011

File No. 001-34795

Dear Mr. Gilmore,

Mentor Graphics Corporation (the “Company”) respectfully submits this response to the comment letter of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 5, 2011, with respect to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments in bold immediately preceding each of our responses.

Form 10-K for the Fiscal Year ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Stock-Based Compensation, page 25

1.	We note the additional disclosure that you plan to include in future filings in response to prior comment 2. Please also tell us how you considered disclosing the basis for using a combination of volatilities in determining the expected volatility of your stock options. Refer to Question 5 of SAB Topic 14.D.1.

Response:

We will provide additional disclosure summarizing the basis for using a combination of volatilities in determining the expected volatility of stock options in future filings, as presented below.

“Stock-Based Compensation Expense

For each of the years presented, we estimated the fair value of stock options and purchase rights under our ESPPs using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates several subjective assumptions including expected volatility, expected term, and interest rates.

In determining expected volatility for options, we include the elements listed below at the weighted percentages presented:

•	Historical volatility of our shares of common stock at 35%;

•	Historical volatility of shares of comparable companies at 20%;

•	Implied volatility of our traded options at 30%; and

•	Implied volatility of traded options of comparable companies at 15%.

The greatest weighting was provided to our historic volatility based on the amount of consistent historic information available. A lesser weighting has been applied to the implied volatility of our traded options due to a low volume of trades and shorter terms. We have also included the historic and implied volatility of comparable companies in our industry in an effort to capture a broader view of the marketplace.

The relative weighting percentages are periodically reviewed for reasonableness and are subject to change depending on market conditions and our particular facts and circumstances.”

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 52

2.	We note in your response to prior comment 6 that the fair value of the non-essential software PCS is established using VSOE under the software revenue recognition rules. As it relates to renewals of PCS where the software being supported is considered essential to the functionality of the hardware, clarify whether these renewals are also accounted for under the software revenue recognition rules. Additionally, to the extent applicable, clarify whether renewals are bifurcated between the software and non-software components. Refer to ASC 985-605-55-226 through 229.

Response:

Upon expiration of the initial PCS term, the customer may elect to renew support as a single bundled renewal price which includes hardware, essential software and non-essential software elements for a term of one year. The PCS renewal is not scheduled or expected to be combined with any other purchase transaction. Given these renewal transactions are not multi-element arrangements with any other offerings and the PCS term is the same for all elements, the timing of revenue recognition for PCS renewals is the same under either the hardware or software revenue recognition rules.

3.	We note your response to prior comment 7 as it relates to term license agreements with greater than $2 million in annual fees. Please address the following with respect to these arrangements:

•

You establish VSOE of fair value associated with your support services based upon a bell-shaped curve study analyzing all stand-alone renewals where over 80% of the population falls within +/- 15% “of VSOE.” Provide the point in your range that serves as the basis for the 15% threshold. Also address this issue with respect to your perpetual license arrangements.

•	Describe how you determine VSOE for renewal rates that are outside of your range. Also address this issue with respect to your perpetual license arrangements.

•

We note that VSOE of fair value of support services provided in coterminous arrangements is based on a bell-shaped curve analysis “done over the stand-alone renewals.” Please further explain your accounting treatment associated with these arrangements including your analysis under ASC 985-605-55-64 through 67, as applicable.

Response:

PCS for all term agreements with greater than $2 million in annual fees is priced at the same percentage of net fees. This percentage is proprietary information and as such is not disclosed herein. All subsequent stand-alone renewals were at this price point without exception. This has been company pricing practice for over 10 years. With respect to perpetual license arrangements, there are none with annual fees greater than $2 million.

Coterminous arrangements have similar terms and conditions as those included in the bell-shaped curve study which consists of stand-alone time-based license PCS renewals and excludes perpetual license PCS renewals.

4.

We note your response to prior comment 7 as it relates to term license agreements with less than $2 million in annual fees. We further note that support VSOE for these arrangements is based on stated renewal rates that are deemed to be substantive and that all subsequent renewals were purchased at the stated rates. Please provide the range of renewal rates included in these arrangements. Also address this issue with respect to your perpetual license arrangements.

Response:

PCS for all term agreements with less than $2 million in annual fees is priced at the same percentage of net fees. This percentage is proprietary information and as such is not disclosed herein. All subsequent stand-alone renewals for these agreements were at this price point without exception. This has been company pricing practice for over 3 years. While VSOE was originally based on stated renewal rates for these transactions, VSOE is also established based on a bell-shaped curve as a result of sufficient renewal experience related to this pricing model.

With respect to perpetual license arrangements we wish to clarify that VSOE is based on a bell-shaped curve analysis. VSOE is a percentage of support list price and except as discussed in our response to comment 5 below, 85% of our stand alone PCS renewals fall within +/- 15% of this price point. This percentage of support list price is proprietary information and as such is not disclosed herein. Support list price is established at the time of product introduction and is based on a percentage of gross license list price, typically between 13 and 15%. Note that once the support list price is established for a given product, it remains unchanged except for periodic minor increases to account for inflation. Operationally it is challenging to compare stand-alone PCS renewals to the original license transaction value to establish VSOE as a percentage of license fees. Because support list price does not change over time, we compare stand-alone PCS renewals to support list price to track the consistency of our renewal pricing.

In circumstances where pricing is outside of our VSOE range, product revenue is adjusted to provide for deferred PCS at VSOE and the residual amount is recognized according to software revenue recognition rules.

5.	We note that your response to prior comment 7, as it relates to a minority of your perpetual license arrangements, indicates that you establish VSOE based on stated renewal rates and that “nearly all” of your subsequent renewals were purchased at the stated rates. Please provide the percentage that constitutes “nearly all.” Additionally, we note that your renewal rates are deemed to be substantive based on the discount from list price. Tell us how significant the discount is compared to the list price of your PCS, including how you determined the renewal rates are substantive.

Response:

Perpetual license and support pricing practices are consistent around the world with the exception of three countries in the Pacific Rim North region where we separately track VSOE. It should be noted that perpetual license revenues as it relates to this minority of transactions are less than 2% of company total software product license revenues. The practice of providing stated renewal rates for PCS in perpetual license arrangements in these three countries was to commence in late fiscal 2011. This was due to an anticipated change in marketing strategies which was expected to impact our pricing methodologies. These marketing strategies included lower discounts on new transactions for customers with legacy software installations. Upon further discussions with leadership in the Pacific Rim, we learned that those marketing strategies were not successful and have not significantly impacted our pricing methodologies as expected. Accordingly, we wish to clarify that stated renewal rates are not being used to establish VSOE for this minority of perpetual licenses.

Instead, the bell-shaped curve analysis continues to be our method of establishing VSOE for all perpetual licenses. Note that a stand-alone bell-shaped curve analysis for the three countries noted above demonstrates that 70% of transactions fall within a range of +/- 20% of the VSOE point which is based on a percentage of support list price. This percentage of support list price is proprietary information and as such is not disclosed herein. The results of our bell-shaped curve analysis adequately provide evidence of VSOE in this region.

While we are not under the stated renewal rate method of establishing VSOE in this region, the VSOE range related to these arrangements is deemed substantive as the discounts are within a reasonable range and the PCS gross margin in these jurisdictions is substantially positive, indicating we are recovering our cost and realizing a commercially reasonable profit.

********

As you requested in your original letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call George Kolln at (503) 685-7711 if you would like to discuss accounting matters related to our response to the Staff’s comments. Please contact me at (503) 685-1295 with any other questions or comments.

Sincerely,

/s/ Dean Freed
Dean Freed
Vice President, General Counsel